UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Amyris, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

03236M101

(CUSIP Number)

Choo Soo Shen Christina

Director, Legal & Regulatory

Temasek International Pte. Ltd.

60B Orchard Road

#06-18 Tower 2

The Atrium@Orchard

Singapore 238891

Copy to:

Michael W. Sturrock, Esq.

Latham & Watkins LLP

9 Raffles Place #42-02

Singapore 048619

Telephone: (65) 6536 1161

Facsimile: (65) 6536 1171

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

November 3, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

The information required on this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAMES OF REPORTING PERSONS: Temasek Holdings (Private) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 70,035,209*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 70,035,209*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,035,209*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 29.2%**
14	TYPE OF REPORTING PERSON: HC

*	See Item 5 of this statement on Schedule 13D. Includes (a) 2,670,370 shares of Common Stock issuable upon conversion of the Convertible Notes and (b) 2,462,536 shares of Common Stock issuable upon exercise of the Funding Warrant.
**	As of the date of this filing and based on 240,155,602 shares of Common Stock, which is the sum of the (a) 235,022,696 shares of Common Stock outstanding on July 31, 2016, as set forth in the Issuer’s Form 10-Q (No. 001-34885) for the quarterly period ended June 30, 2016 filed with the Securities and Exchange Commission on August 9, 2016, (b) 2,670,370 shares of Common Stock that may be obtained upon conversion of the Convertible Notes, and (c) 2,462,536 shares of Common Stock issuable upon exercise of the Funding Warrant.

1	NAMES OF REPORTING PERSONS: Fullerton Management Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 70,035,209*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 70,035,209*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,035,209*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 29.2%**
14	TYPE OF REPORTING PERSON: HC

*	See Item 5 of this statement on Schedule 13D. Includes (a) 2,670,370 shares of Common Stock issuable upon conversion of the Convertible Notes and (b) 2,462,536 shares of Common Stock issuable upon exercise of the Funding Warrant.
**	As of the date of this filing and based on 240,155,602 shares of Common Stock, which is the sum of the (a) 235,022,696 shares of Common Stock outstanding on July 31, 2016, as set forth in the Issuer’s Form 10-Q (No. 001-34885) for the quarterly period ended June 30, 2016 filed with the Securities and Exchange Commission on August 9, 2016, (b) 2,670,370 shares of Common Stock that may be obtained upon conversion of the Convertible Notes, and (c) 2,462,536 shares of Common Stock issuable upon exercise of the Funding Warrant.

1	NAMES OF REPORTING PERSONS: Cairnhill Investments (Mauritius) Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 70,035,209*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 70,035,209*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,035,209*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 29.2%**
14	TYPE OF REPORTING PERSON: HC

*	See Item 5 of this statement on Schedule 13D. Includes (a) 2,670,370 shares of Common Stock issuable upon conversion of the Convertible Notes and (b) 2,462,536 shares of Common Stock issuable upon exercise of the Funding Warrant.
**	As of the date of this filing and based on 240,155,602 shares of Common Stock, which is the sum of the (a) 235,022,696 shares of Common Stock outstanding on July 31, 2016, as set forth in the Issuer’s Form 10-Q (No. 001-34885) for the quarterly period ended June 30, 2016 filed with the Securities and Exchange Commission on August 9, 2016, (b) 2,670,370 shares of Common Stock that may be obtained upon conversion of the Convertible Notes, and (c) 2,462,536 shares of Common Stock issuable upon exercise of the Funding Warrant.

1	NAMES OF REPORTING PERSONS: Maxwell (Mauritius) Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 70,035,209*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 70,035,209*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,035,209*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 29.2%**
14	TYPE OF REPORTING PERSON: CO

*	See Item 5 of this statement on Schedule 13D. Includes (a) 2,670,370 shares of Common Stock issuable upon conversion of the Convertible Notes and (b) 2,462,536 shares of Common Stock issuable upon exercise of the Funding Warrant.
**	As of the date of this filing and based on 240,155,602 shares of Common Stock, which is the sum of the (a) 235,022,696 shares of Common Stock outstanding on July 31, 2016, as set forth in the Issuer’s Form 10-Q (No. 001-34885) for the quarterly period ended June 30, 2016 filed with the Securities and Exchange Commission on August 9, 2016, (b) 2,670,370 shares of Common Stock that may be obtained upon conversion of the Convertible Notes, and (c) 2,462,536 shares of Common Stock issuable upon exercise of the Funding Warrant.

Note to Schedule 13D

This Amendment No. 8 (“Amendment No. 8”) to Schedule 13D amends and supplements the Schedule 13D filed on November 25, 2014 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D filed on December 19, 2014 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed on May 26, 2015 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D filed on July 28, 2015 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D filed on July 30, 2015 (“Amendment No. 4”), Amendment No. 5 to the Original Schedule 13D filed on September 23, 2015 (“Amendment No. 5”), Amendment No. 6 to the Original Schedule 13D filed on October 19, 2015 (“Amendment No. 6”) and Amendment No. 7 to the Original 13D filed on September 1, 2016 (“Amendment No. 7” and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and this Amendment No. 8, the “Statement”), and is being filed by Temasek Holdings (Private) Limited (“Temasek”), Fullerton Management Pte Ltd (“FMPL”), Cairnhill Investments (Mauritius) Pte Ltd (“Cairnhill”) and Maxwell (Mauritius) Pte Ltd (“Maxwell”) (Temasek, FMPL, Cairnhill and Maxwell are collectively referred to hereinafter as the “Reporting Persons”) in respect of the common stock, par value of $0.0001 per share (“Common Stock”), of Amyris, Inc. (the “Issuer”), a Delaware corporation with its principal executive offices located at 5885 Hollis Street, Suite 100, Emeryville, CA 94608.

Capitalized terms used but not defined herein have the meanings given to them in the Statement.

Item 4. Purpose of the Transaction.

Item 4 of the Statement is hereby amended by deleting the 6th paragraph of Item 4 and replacing it to read as follows:

The Reporting Persons review their investments on a continuing basis. Depending on overall market conditions, performance and prospects of the Issuer, subsequent developments affecting the Issuer, other investment opportunities available to the Reporting Persons, the market prices of the shares of Common Stock and other investment considerations, the Reporting Persons may hold, vote, or dispose of securities of the Issuer, or suggest or take a position with respect to the management, operations or capital structure of the Issuer, including by taking, proposing or supporting one or more of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) As of November 3, 2016, Maxwell is the direct beneficial owner of 64,902,303 shares of Common Stock. Maxwell is deemed under Rule 13d-3(d)(1) to have beneficial ownership of the 2,670,370 shares of Common Stock issuable upon conversion of the Convertible Notes and the 2,462,536 shares of Common Stock issuable upon exercise of the Funding Warrant.

As of November 3, 2016, Maxwell is the direct beneficial owner and deemed beneficial owner of 70,035,209 shares of Common Stock.

The percentage of beneficial ownership of the Reporting Persons was calculated by dividing (i) the respective shares of Common Stock beneficially owned and deemed to be beneficially owned by the Reporting Persons as of November 3, 2016 (as set forth in the prior paragraph) by (ii) 240,155,602 shares of Common Stock, which is the sum of the (a) 235,022,696 shares of Common Stock outstanding on July 31, 2016, (b) 2,670,370 shares of Common Stock that may be obtained upon conversion of the Convertible Notes, and (c) 2,462,536 shares of Common Stock issuable upon exercise of the Funding Warrant.

To the knowledge of the Reporting Persons, the executive officers and directors of the Reporting Persons have no beneficial ownership of Common Stock separate from the beneficial ownership held by the Reporting Persons.

(b) Cairnhill, through its ownership of Maxwell, may be deemed to share voting and dispositive power over the 70,035,209 shares of Common Stock beneficially owned or deemed to be beneficially owned by Maxwell.

FMPL, through its ownership of Cairnhill, may be deemed to share voting and dispositive power over the 70,035,209 shares of Common Stock beneficially owned or deemed to be beneficially owned by Cairnhill and Maxwell.

Temasek, through its ownership of FMPL, may be deemed to share voting and dispositive power over the 70,035,209 shares of Common Stock beneficially owned or deemed to be beneficially owned by FMPL, Cairnhill and Maxwell.

(c) On October 14, 2016, Maxwell disposed of 619,655 shares of Common Stock at a price of $0.7852 per share. On October 17, 2016, Maxwell further disposed of 1,680,345 shares of Common Stock at a price of $0.8484 per share. On November 3, 2016, Maxwell further disposed of 2,389,913 shares of Common Stock at a price of $0.8981 per share.

(d) Not applicable.

(e) Not Applicable.

Item 7. Materials to be Filed as Exhibits

Exhibit	Description
1	Information regarding the Instruction C persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

November 4, 2016

TEMASEK HOLDINGS (PRIVATE) LIMITED

By:	/s/ Christina Choo
Name: Christina Choo
Title: Authorized Signatory

FULLERTON MANAGEMENT PTE LTD

By:	/s/ Cheong Kok Tim
Name: Cheong Kok Tim
Title: Director

CAIRNHILL INVESTMENTS (MAURITIUS) PTE LTD

By:	/s/ Rooksana Shahabally
Name: Rooksana Shahabally
Title: Director

MAXWELL (MAURITIUS) PTE LTD

By:	/s/ Rooksana Shahabally
Name: Rooksana Shahabally
Title: Director